UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K


           REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file Number: 0-29712


                              DOREL INDUSTRIES INC.
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          1255 Greene Ave, Suite 300, Westmount, Quebec, Canada H3Z 2A4
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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F                             Form 40-F |X|


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes |_|                                    No |X|

              DOREL
LES INDUSTRIES DOREL INDUSTRIES, INC.

                                              C O M M U N I Q U E

DOREL JUVENILE GROUP,           DOREL INDUSTRIES SECURES LONG-TERM FINANCING
NORTH AMERICA                 COMPLETES THE SALE OF U.S. $110 MILLION IN NOTES

Cosco                      Montreal,  February 12,  2003--Dorel  Industries Inc.
                           (TSX: DII.A,  DII.B;  NASDAQ:  DIIBF) today announced
Safety 1st                 that  is  has  secured  new  long-term  financing  by
                           completing  the sale of U.S.  $110 million  principal
DOREL JUVENILE GROUP,      amount of Senior  Guaranteed  Notes.  The Notes  were
EUROPE                     purchased  by  a  group  of  institutional  investors
                           including  Prudential Capital Group, an institutional
Maxi Cosi                  investment  business  of  Prudential   Financial  and
                           Teachers Insurance and Annuity  Association - College
HOME FURNISHINGS           Retirement  Equity  Fund  (TIAA-CREF).  Of  the  $110
                           million,  Dorel  issued $55 million of Series A Notes
 Ameriwood                 bearing  interest at 5.09% due  February 11, 2008 and
                           $55  million of Series B Notes  bearing  interest  at
 Ridgewood                 5.63% due February 10, 2010.

 Dorel Home  Products      The net  proceeds  from the sale of the Notes will be
                           used to finance the recently-announced acquisition of
 Cosco                     juvenile products  manufacturer Ampa Group of Cholet,
                           France.
 Dorel Asia
                           PROFILE

                           Dorel  Industries  Inc. is a rapidly  growing  global
 EXCHANGES                 manufacturer of consumer products.  It specializes in
                           two  market  segments:  juvenile  products  and  home
                           furnishings.   Dorel's   extensive  product  offering
                           includes   a  wide   variety   of   Ready-to-Assemble
                           furniture for home and office use;  home  furnishings
 CANADA:                   such as metal folding furniture, futons, step stools,
 Toronto                   ladders  and  other  furniture  items;  and  juvenile
 Stock Exchange:           products  such as infant car seats,  strollers,  high
 DII.A, DII.B              chairs, toddler beds, cribs, infant health and safety
                           aids, play-yards and juvenile accessories.

                           Dorel  employs  approximately  3,500  people  in nine
                           countries.   Major  North  American   facilities  are
 U.S.A.:                   located  in  Montreal,  Quebec;  Cornwall,   Ontario;
 NASDAQ:                   Columbus,  Indiana;  Wright City,  Missouri;  Tiffin,
 DIIBF                     Ohio; Dowagiac, Michigan; and Canton,  Massachusetts.
                           The  Company's  major  divisions in the United States
                           include  Ameriwood  Industries and the Dorel Juvenile
 CONTACT:                  Group (DJG  USA),  which  incorporates  the Cosco and
 Maison Brison             Safety 1st brand  names.  In Canada,  Dorel  operates
 Rick Leckner              Ridgewood   Industries   and  Dorel  Home   Products.
 (514) 731-0000            European operations are carried out through the Dorel
                           Juvenile   Group  (DJG  Europe)  which  includes  the
 Dorel Industries Inc.     Maxi-Cosi, Quinny and Safety 1st brand names. Dorel's
 Jeffrey Schwartz          international  sourcing  operations  are  carried out
 (514) 934-3034            through Dorel Asia based in Hong Kong.

                           Forward-Looking Statements
                           Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






                                       DOREL INDUSTRIES INC.


                                       By: /s/ Martin Schwartz
                                       -----------------------------------------
                                       Martin
                                       Schwartz
                                       Title: President, Chief Executive Officer

                                       By: /s/ Jeffrey Schwartz
                                       -----------------------------------------
                                       Jeffrey Schwartz
                                       Vice-President, Finance and Secretary




Date: February 12, 2003